UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Executes Licensing Agreement with Genius Products to Distribute ‘Animal 2’ in Lucrative U.S. Market

Film Capitalizes on Success of Original Production and Validates the Company’s High-Growth, High-Margin Business Model

Toronto –February 2, 2007 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) (TSX:PAE.TO - News), an innovative film and television entertainment company, announced today that it has licensed the Company’s feature film “Animal 2” to Genius Products, one of the leading home entertainment distributors in the United States. The agreement increases to 10 the number of titles that Genius will distribute for Peace Arch in the U.S. home entertainment market.  Genius also acquired all other U.S. distribution rights to the picture, including digital.

Peace Arch recently announced the production launch of “Animal 2,” a sequel to the sleeper hit “Animal,” which grossed more than $8 million in US DVD revenues in 2005.  Golden Globe® Award-winning actor Ving Rhames (“Pulp Fiction,” “Dawn of The Dead”) reprises his role as the title character in the feature urban drama that recently completed filming in Canada.

“Animal 2,” is being directed by Ryan Combs from a script by Jacob Adams and is produced by Lewin Webb, Kate Harrison, Wayne Thompson and David Mitchell.  Peace Arch’s Gary Howsam, Michael Taylor and Barbara Sacks are the executive producers together with Jacqueline Kelly.  Peace Arch holds worldwide distribution rights.

“Peace Arch and Genius have formed a mutually beneficial relationship that we believe will continue to grow as we continue to capitalize on the lucrative U.S. market,” said John Flock, President of Peace Arch Entertainment. “’Animal 2’ has the type of top notch script and experienced film-making team that allows us and our partners to ensure a solid return on investment.”

In “Animal 2,” Rhames portrays an imprisoned James Allen, AKA Animal, who is determined to quietly serve his time – but he cannot escape his violent past.  When his enemies reach beyond the prison walls by framing Animal’s son for murder and then leveraging blackmail and corruption in the court system, Animal is reluctantly forced to resume his position of gang leadership in order to protect his family.

Under an agreement entered into in May 2006, Peace Arch engaged Genius as its U.S. home entertainment distributor for a slate of five pictures from its Archetype Films division, which specializes in the horror, science fiction and action genres. The agreement has now been extended twice, adding additional titles including "Bottom Feeder" and "The Mad." The first picture in the package,

"The Last Sect" starring David Carradine, was released by Genius on DVD on September 12, 2006.

About Genius Products

Genius Products, Inc. (OTC BB:GNPI), along with The Weinstein Company, jointly own Genius Products, LLC, a leading independent home-entertainment distribution company that produces, licenses, and distributes a valuable library of motion pictures, television programming, family, lifestyle and trend entertainment on DVD and other emerging platforms through its expansive network of retailers throughout the U.S.  Genius handles the distribution, marketing and sales for such brands as Asia Extreme™, Baby Genius®, Dragon Dynasty™, Dimension Films®, ESPN®, IFC®, NBC News®, Sundance Channel Home Entertainment®, Wellspring™ and The Weinstein Company®.  Genius Products, Inc. is the managing member of Genius Products, LLC, in which it holds a 30% equity interest.

About Peace Arch® Entertainment Group Inc.

Peace Arch® Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch is the owner of one of the largest libraries of top quality independent feature films in the world. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Distributed by Filing Services Canada and retransmitted by Market Wire

Contact:

     Contact:

     Roy Bodner

     Vice President Public Relations

     Peace Arch Entertainment

     (310) 450-1711

     Email Contact

     Or

     Financial Communications

     Trilogy Capital Partners

     Paul Karon

     (800) 592-6067

     Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	February 2, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.